

Mail Stop 3561

June 1, 2010

Via U.S. Mail and facsimile

George L. Mahoney, Esquire
Media General, Inc.
333 East Franklin Street
Richmond, VA 23219

> **Re: Media General, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 6, 2010**
> **File No. 333-166573**

Dear Mr. Mahoney:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental

letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that there are several entities listed in the registration statement as additional registrants, each of which are a guarantor in this transaction. However, it does not appear that opinions were filed with your registration statement for any of these entities. Please provide an opinion of counsel for each of these entities with the filing of your next amendment to your registration statement or advise.

Prospectus

Certain U.S. Federal Income Tax Considerations of the Exchange, page 81

3. Please revise to clarify that all material U.S. federal income tax consequences have been discussed rather than just "certain" or "certain material" consequences. Please also revise your opinion filed as Exhibit 8.1 as appropriate.

4. It appears that exhibit 8.1 is a short-form tax opinion. As such, both exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel's opinion. Please revise accordingly.

5. In this regard, we note the first sentence of the second paragraph which states that you have not sought and do not expect to seek an opinion of counsel with respect to the statements made and conclusions reached in this section. Please delete this statement or please advise given the opinion filed as Exhibit 8.1.

6. Please delete your characterization of the tax considerations as a "summary."

7. Refer to the penultimate paragraph on page 81. The word "should" may be used when significant doubt exists as to counsel's opinion. In such cases, counsel must explain the reasons for doubt and the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. Alternatively, revise your registration statement to state clearly that each material tax consequence being opined upon in the discussion in the tax consequences section, which you incorporate by reference in Exhibit 8.1, is counsel's opinion and state the basis for counsel's opinion.

8. Please revise the last sentence on page 81 to remove any inference that investors are not entitled to rely on counsel's opinion, which you incorporate by reference in Exhibit 8.1.

Exhibit 5.1

9. Refer to the fourth paragraph of the opinion. Please delete counsel's disclosure that it has "not independently established or verified" facts material to the opinions, and the phrase "without independent verification of their accuracy" from the fourth paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation or verification. Please similarly revise Exhibit 8.1 as appropriate.

10. Additionally, the assumption regarding the content and form of the organizational documents, minutes, records, resolutions and other documents or writings of the company in the fourth paragraph is inappropriate since counsel may not rely upon others for anything other than factual matters, and the referenced documents may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise.

11. Please revise the third to last paragraph to delete the qualification that the scope of the opinion letter is limited to the laws of the Commonwealth of Virginia, the State of New York and the federal laws of the United States, which in your experience, "are the type typically applicable to transactions contemplated by the Exchange Offer, the Indenture and the Exchange Notes."

12. Please delete the words "as of the date hereof" and "after the date hereof" from the penultimate paragraph to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

Exhibit 8.1

13. Please revise the opinion to define "you and your agents" in the last sentence of the third paragraph or please advise.

14. We note the third sentence of the fourth paragraph of the opinion. Please confirm that all assumptions on which you are relying are set forth in the opinion.

15. Please delete the words "as in effect on the date hereof" from the fourth paragraph to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Jane Whitt Sellers
        McGuire Woods LLP
        Fax: (804) 775-1000